United States securities and exchange commission logo





                          July 5, 2023

       Alex Hawkins
       Chief Operating Officer / Chief Financial Officer
       Stryve Foods, Inc.
       5801 Tennyson Parkway, Suite 275
       Plano, TX 75024

                                                        Re: Stryve Foods, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2023
                                                            File No. 333-273078

       Dear Alex Hawkins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing